China Fundamental Acquisition Corporation to Present at
Roth Capital Conference

For Immediate Release
Contact:	Amy Kong
Senior VP of Capital Markets
China Fundemental Acquisition Corp.
Tel: (347) 416-2705
Email: ak@email.wowjoint.com

BEIJING, China, March 12 /PRNewswire-Asia/ — China Fundamental Acquisition Corporation (OTC Bulletin Board: CFQCF, CFQWF, CFQUF) ("China Fundamental") announced today that they will present at the ROTH Capital Partners 22nd Annual OC Growth Stock Conference, at the Ritz Carlton, Dana Point, California. China Fundamental's Amy Kong, Senior Vice President of Capital Markets, will present at 11:30 a.m. PT, March 15, 2010 in Track 4. Management will also be available for one-on-one meetings throughout the conference. Interested parties may schedule meetings through their Roth representative. Registration is mandatory.

Management will discuss its recent business combination with Beijing Wowjoint Machinery Co., Ltd. and its associated companies (collectively, "Wowjoint"). Wowjoint is a market leader in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of railways, highways, bridges, and viaducts.

China Fundamental has filed an application to list its common stock, warrants and units on the NASDAQ Global Market subsequent to the acquisition. The Company is also in the process of changing its name to Wowjoint Holdings Limited. During the application review process, the Company's stock will continue to trade on the Over-the-Counter Bulletin Board pending NASDAQ's approval.

About China Fundamental Acquisition Corporation

China Fundamental Acquisition Corporation was a special purpose acquisition company formed for the purpose of acquiring, through a merger, share exchange, asset acquisition, reorganization or other similar business combination, or contractual arrangements, an operating business, or control of such operating business, that has its principal operations located in the People's Republic of China, including Hong Kong and Macau. China Fundamental completed its initial public offering on May 21, 2008.

About Beijing Wowjoint Machinery Co.

Wowjoint is one of the leading providers in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of railways, highways, metro subways, bridges and viaducts. It provides end-to-end solutions in various engineering applications involving the lifting, carrying and transporting of large-scale and heavy precast concrete beams, and other heavy goods. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers, marine hoists and special purpose equipment. Wowjoint's equipment and machinery are designed to overcome specific construction obstacles by meeting its customers' stringent engineering requirements wherever Wowjoint products are deployed regardless of terrain, soil and climate conditions.

About ROTH Capital Partners

ROTH is a full service investment banking firm dedicated to the small-cap public market. Since its inception in 1984, ROTH has been an innovator in this market. In the 1990's ROTH participated in underwriting IPOs for small-cap companies. As this market changed, ROTH helped develop the PIPE (private investment in public equity) financing structure. ROTH was one of the first U.S. investment banks to focus on financing small-cap Chinese companies, and established a Representative Office in Shanghai in 2007.

Forward Looking Statements

This press release and planned conference presentation includes "forward-looking statements" within the meaning of the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: the Company's ability to respond to any comments or questions from NASDAQ regarding its application; the timing of the Company's responses to any NASDAQ questions or comments; the Company's ability to meet the listing requirement for listing on NASDAQ; whether NASDAQ will approve the Company's application for listing; the timing of any listing on an exchange; potential liability from the future litigation; and acquisition integration related issues. Actual results may differ materially from those contained in the forward-looking statements in this communication and in documents submitted to the U.S. Securities and Exchange Commission (the "SEC"). The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.